UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Introduction

On June 7, 2021, Grindrod Shipping Holdings Ltd. (“Grindrod Shipping”, the “Company”, or “it”, “we”, or “our”) entered into amendments to its $100.0 million senior secured credit facility, dated May 8, 2018, as previously amended and supplemented, with Crédit Agricole Corporate and Investment Bank, DVB Bank SE (formerly known as DVB Bank SE Singapore Branch) and Standard Chartered Bank, Singapore Branch ( the “$100M Facility”).

The amendments in respect of the $100M Facility are applicable on and from June 7, 2021 and, generally:

•	amended the amount of the minimum book value net worth covenant; and

•	documented the transfer of the commitment originally provided by lenders DVB Bank SE and Standard Chartered bank, Singapore Branch to NIBC Bank N.V.

The purpose of the amendments was to document the bank commitment transfer and to align the minimum book value net worth covenant across our various credit facilities.

Credit Facility Amendments

Book value net worth covenant

The book value net worth covenant was revised such that the minimum book value net worth covenant from January 1, 2021 was amended to not less than the lower of (a) the aggregate of $200 million plus 25% of the amount of positive retained earnings (defined below) (accruing from June 30, 2019) and 50% of each capital raise (defined below); and (b) $275 million. For purposes of the foregoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31, and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries) as evidenced in the latest accounts as of each June 30 or December 31.

There were no changes to the following covenants:

•	the cash and cash equivalents covenant, which requires the Company to have cash and cash equivalents (which is determined for certain of the credit facilities including cash restricted in certain security accounts) of not less than $30 million;

•	the debt to market adjusted tangible fixed assets ratio covenant, which requires a ratio of debt to market adjusted tangible fixed assets of not more than 75%, with the definition of “debt” excluding lease obligations recognized under International Financial Reporting Standards 16 (“IFRS 16”), and the definition of “tangible fixed assets” excluding right-of-use assets relating to ships;

•	the working capital covenant, which requires positive working capital, such that consolidated current assets (excluding any adjustments made for IFRS 16) must exceed the consolidated current liabilities (excluding any adjustments for IFRS 16) as evidenced in the latest accounts as of each June 30 and December 31; and

•	the minimum security value ratio covenant set at 135% for the duration of the loan.

The financial covenants in the credit facilities, after giving effect to the amendments described above, are consistent across the credit facilities (other than for differences in the determination of cash and cash equivalents and the minimum security value ratio covenant, each as described above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: June 14, 2021	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer